SAGAMORE HOLDINGS, INC.
                         33 Wood Avenue South, Suite 600
                            Iselin, New Jersey 08830

                                 August 15, 2005

Securities and Exchange Commission
VIA FACSIMILE AND EDGAR
450 Fifth Street, N.W.
Mail Stop 3561
Judiciary Plaza
Washington, D.C.  20549
Attention:  Larry Spirgel, Assistant Director

      Re: Request for Acceleration of Registration Statement on Form SB-2 File No. 333-122822

Dear Mr. Spirgel:

      Sagamore Holdings, Inc. (the "Company") hereby requests acceleration of the effectiveness of its Registration Statement on Form SB-2 (File No. 333-122822), to 3:00 p.m. on August 15, 2005, or as soon thereafter as is practicable.

      In addition, pursuant to the Commission's request, the Company acknowledges that

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority; in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please direct any questions or comments regarding this filing to Ronald S. Haligman at (305) 539-3339 of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to the Company.

                                         Sincerely,

                                         /s/ Robert P. Farrell
                                         ---------------------
                                         Robert P. Farrell
                                         Chief Executive Officer